OFFERING STATEMENT

(EXHIBIT TO SEC FORM C)

August 21st 2019

AxialNics Systems, Inc.





Contents

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Introduction

This Offering Statement (this **"Disclosure"**) is provided solely to prospective investors through the Crowdfunding Portal provided at www.letslaunch.com and any subdomain thereof (the **"Portal"**) and operated by Pitch Venture Group LLC d/b/a LetsLaunch, a Delaware limited liability company (**"LetsLaunch"**), for the sole purpose of evaluating investments in certain securities (**"Securities"**) offered by AxialNics Systems, Inc., a **Texas C-Corp** (**"AxialNics"**, the **"Company"** or the **"Issuer"**). The Securities, in the form of Common Stock at a price of **$4.00 (four dollars)** (each, a **"Share"** and together, the **"Shares"**), will be issued pursuant to, and will be governed by, a stocks subscription agreement (the **"SA"**) between the Issuer and the purchasers of the Securities.

The Issuer is seeking to raise a target of **USD $30,000** and a maximum of **USD $250,000** through the offering and sale of Securities on the Portal (the **"Offering"**) in reliance on the exemption from registration pursuant to Section 4(a)(6) of the U.S. Securities Act of 1933 and the associated regulations thereto (**"Regulation Crowdfunding"**).

Investments, including crowdfunding investments, involve risk. An investor should not invest any funds in this Offering unless he or she is willing and can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any Federal of State securities commission or regulatory authority, nor have they been recommended or approved by the Portal. The U.S. Securities and Exchange Commission (the **"SEC"**) does not pass upon the merits or terms of any Securities offered, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are exempt from registration. Prospective investors should not interpret the contents of this Disclosure or any information provided on the Portal as legal, accounting, tax, regulatory, investment or other advice. Prospective investors should consult their own advisors regarding the Securities.

The Securities may not be transferred to any investor during the one (1) year period beginning when the Securities are issued, unless the Securities are transferred: (i) to an "accredited investor" as defined in Rule 501(a) of SEC Regulation D; (ii) to the Issuer; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. There is no available secondary market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities.

No other person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in the Disclosure. To invest in the Securities, each prospective investor will be required to: (i) create an account with the Portal, (ii) make representations regarding the investor's investment eligibility and understanding of the risks involved in investing in the Securities, and (iii) execute the SA.

Certain information contained in this Disclosure constitutes "forward looking statements" that can be identified by the use of certain forward-looking terminology, including "may", "will", "should", "expect",

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"anticipate", "estimate", "intent", "continue" or "believe" or the negatives or variations thereof. Any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are prospective in nature, based upon certain assumptions that may change. Due to the various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. NEITHER THE DELIVERY OF THIS DISCLOSURE AT ANY TIME NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT OR VERIFIED BY THE PORTAL AS OF ANY TIME AFTER THE EARLIER OF THE RELEVANT DATE SPECIFIED HEREIN OR THE DATE OF THIS DISCLOSURE OR THE DATE OF THE OFFERING.

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Summary of Offering

The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference for the remainder of this Disclosure, information provided on the Portal, and the SA.

The Securities offered for sale by the Issuer on the Portal are governed by the SA, which is an agreement between an investor and the Issuer, under which the investor agrees to invest in the Issuer pursuant to the terms therein. **By investing in the Securities, investors do not have any voting or management rights with respect to the Issuer.**

Target Offering Amount	The minimum amount that must be raised for the Offering to close and for Securities to be issued is **USD $30,000.00**
Maximum Offering Amount	**USD $250,000.00**
Offering Period	The Offering will close at 11:59 PM on **3rd January 2020**. In certain cases, the Issuer may choose to accelerate the end of the Offering Period, as discussed in this Disclosure.
Shares Offered	**7,500** total shares of Common Stock are being offered by the Issuer. In the event the Target Offering Amount is raised prior to the end date of the Offering Period, further shares of Common Stock will be offered and sold until either the Maximum Offering Amount is reached or the Offering Period ends.
Price per Share	**$4.00**
Valuation	The valuation of the Issuer prior to the issuance of Securities sold in this Offering is **USD $15,440,000.00.**
Voting Rights	These Securities are non-voting Securities, meaning investors will have no financial or operational control of the business.
Minimum Investment	$250.00

Investment, Escrow and Closing Process

Investors seeking to make an investment in Securities offered by the Issuer will:

1. Create an account on the LetsLaunch Portal

2. Click "Invest" on the Offering made available on the Portal

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3. Be asked to enter certain required information, including the investor's annual income and net worth, which will be used to determine an investment limit for each investor

4. Make certain representations regarding the investor's understanding of the Offering and the risks associated with crowdfunding

5. Input the amount the investor wishes to invest in Securities offered by the Issuer

6. Execute the SA and upload the signed document to the Portal.

When the issuer confirms their investment amount, the investor will contribute their committed investment amount into a designated escrow account for the Offering.

Once the Target Offering Amount has been raised and the Offering Period has ended, the committed investment amounts will be released from escrow upon the Issuer's satisfaction with the terms and conditions set forth in the SA. At this point, the Offering will be deemed to have been successfully closed (the **"Closing"**) and the executed SA and any other applicable documents will be provided to the investor and the Issuer. The Issuer will grant the promised Securities to the investor, as stated in the SA.

Cancelation of Investment Commitment

Investors may cancel an investment commitment until forty-eight (48) hours prior to the end of the Offering Period identified in this Disclosure. If an investor does not cancel an investment commitment before the forty-eight (48)-hour period prior to the end of the Offering Period and the Target Offering Amount has been met, the funds will be released to the Issuer upon Closing and the investor will receive Securities in exchange for his or her investment, as specified in the SA. LetsLaunch will notify investors when the Target Offering Amount has been met. If the Issuer reaches the Target Offering Amount prior to the end of the Offering Period identified in this Disclosure, the Issuer may close the offering early if it provides notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a Material Change, as defined in the next section, that would require an extension of the offering and reconfirmation of the investment commitment). If the Issuer does not raise at least the Target Offering Amount through this Offering on the Portal, no Securities will be sold in this Offering. In this case, investment commitments will be canceled, and funds will be returned to the investors.

Material Changes to the Offering

If the Issuer makes a material change (**"Material Change"**) to the Offering, investors will be notified of such a change by the Portal. In the event of a Material Change, investment commitments will be canceled unless the investor reconfirms the investment commitment within five (5) business days of the notification. Investment commitments can be reconfirmed on the Investor Dashboard provided by the Portal. If the investor does not reconfirm the investment commitment, the investment commitment will be canceled, the investor will receive a notice of cancelation from the Portal and funds will be returned.

Restrictions on Transfer or Sale of Securities

The Securities may not be transferred to any investor during the one (1) year period beginning when the Securities are issued, unless the Securities are transferred: (i) to an "accredited investor" as defined in Rule 501(a) of SEC Regulation D; (ii) to the Issuer; (iii) as part of an offering registered with the SEC; or

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(iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. There is no available secondary market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities.

Note: the term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the Securities to that person. The term "member of the family of the investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of the investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Escrow Agent / Paying Agent

The Portal's Escrow and Paying Agent is North Capital Private Securities Corporation (the "**Agent**"), a registered broker-dealer, member of FINRA and SIPC, located at 623 E Fort Union Blvd, Suite 101, Midvale, UT 84047. All funds transacted on the Portal are controlled and transacted by the Agent.

LetsLaunch Compensation

LetsLaunch charges zero fees to open an account on the Portal or to make an investment in Securities offered on the Portal. Issuers that conduct an Offering on the Portal are charged a fee of 3% of the total Offering Amount, provided that the Target Offering Amount is raised prior to the end date of the Offering Period. Issuers are also charged fees for Bad Actor checks and Escrow account set up by third party companies. These fees are not considered as compensation to LetsLaunch.

Perks and Rewards

Minimum investment: $250

Invest $ 500 - Get a Tumbler flask 22oz

Invest $ 1,000 - Get 2 Tumbler flask 22oz each and 10% bonus shares

Invest $ 5,000 - All perks for $ 1,000 plus a mug and baseball cap with company logo.

Invest $ 10,000 - All perks of level $ 5,000 and an additional 5% bonus shares bringing the total to 15% bonus shares.

Invest $ 50,000 - All perks of level $ 10,000, an additional 5% bonus shares bringing the total to 20% bonus shares and two jackets with company insignia.

Note: All perks occur after offer closes. Fractional shares will not be distributed.

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Issuer Representations and Warrant

The Issuer certifies that all of the following statements are true for the Issuer:

1. It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. It is not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. It is not ineligible to rely on this exemption under Regulation Crowdfunding as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. It and its predecessors have filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two (2) years immediately preceding the filing of this Disclosure.

6. It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Business Plan

Company Overview

Our mission is to **further enhance the aerospace industry by developing and commercializing our Disc-wing Rotor Aircraft Concept (DRAC).** We have carefully set forth objectives to help ensure any and all of our short and long-term goals come to fruition. Our Vision is to **push the boundaries of modern aerospace technologies and spearhead** it further into the **future** with our groundbreaking and innovative technology.

The Disc-wing Rotor Aircraft Concept (DRAC) is a scalable, versatile, fast and efficient air transport system proposed as a vertical take-off and landing (VTOL) aircraft that combines high flight cruise speed of an airplane with the vertical flight and landing versatility of a helicopter. The DRAC is a novel rotorcraft concept that has been progressively researched and demonstrated, through preliminary analysis based on the momentum equation, to achieve vertical flight with as low as 50% of power requirements of current fielded technologies. We are currently in patent pending status. Through its scalability advantage, which allows its variants to be developed to a wide range of size and payload, the concept is a disruptive technology in the air transport arena where it can be expected to displace and take up space from a significant number of aircraft models.

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Products and Services

DRAC uses a **ducted rotor system, powered from the tips**, to achieve vertical lift. The torque required to turn a rotor system is proportional to the moment arm.

By placing the propulsion means at the rotor tips we increase the moment arm significantly reducing the force required to turn the rotor by a very large magnitude.

The effect of this is to **significantly reduce the power required**. Preliminary analysis through the momentum equation shows a **power reduction of 40%-50% compared to current fielded technologies**.

The forward speed of a helicopter is limited by the high speed of the rotor and if this can be reduced in flight then the speed of the helicopter can be increased. The DRAC overcomes this barrier and opens the possibility of transonic VTOL flights.

Our technology is a platform from which derivative aerospace products will be developed ranging from drones to emergency evacuation vehicles to airliners and space systems.

Target Market

The Aerospace and Defense Industry (ADI) is a multi-billion-dollar industry with **reported revenues of US$728 B in 2017**. Current projections, 38,000 airliners are expected to be produced over the next 20 years through to 2039 as a result of increased passenger travel. This **represents a market demand worth US$5.8T**. The General Aviation segment had U.S.A billings of over **US$ 20B in 2018** and expected to average 2.2% growth over the next 10 years. The drone market continues to buoy and will **top US$11 B by 2020 shipping 29 million units annually**. And this represents only 20% of the world population having access to air travel.

The DRAC is **conceptualized to find applicability in all the spheres of manned and unmanned flights** making it a **disruptive force** in the aerospace and defense industry.

Capturing a fraction of this market through one of our commercialization options is a key element of our strategy.

Marketing Plan

The Road Ahead, What we aim to better and how we will do it!

The Problem

- Emergency and rescue services require an aircraft that is **versatile, fast and with a cabin volume space that is spacious and lends itself well to a wide floor plan.**
- Military Transporters require an aircraft that is **large, can land and take off vertically and fly at very high speed**. Currently depending on an airplane, which cannot take off and land vertically, and helicopters, with limited payload capacity, scalability, range, and speed.

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- Civil Passenger and Cargo Transport continue to face **runway and airport congestion** at regional and international airports as a result of runway queues which continues to be a source of delays resulting in high fuel consumption for taxing and investment in runway infrastructure which is expensive.
- Business aviation operators face the challenges of being able to **fly fast, to a longer range, provide a smoother ride and at the same time land and take-off vertically.**
- The drone market is aggressively growing and there's a need for **increased under-belly surface area which lends itself well** for instrumentation, imagery equipment and even flying satellite and radar platforms.

The Solution

We are developing a breakthrough aerospace technology platform that will **optimize the speed and scalability potential** of the helicopter while overcoming the **vertical take-off and landing limitations** of the airplane.

There is a strong need in both the civil and military aviation space for a technology platform, and an aircraft, **that can take-off as a helicopter, carry as much payload as an airplane and fly just as fast beyond the range of typical helicopters.**

Our technology will result in development of aerospace products that will:

- **Mitigate airport congestion** by reducing runway and taxing requirements and **open up more remote locations** to high passenger and cargo capacity flights.
- **Enhance military operational readiness** and efficiency by affording delivery of higher payloads to greater distances at higher speeds.
- Provide emergency services, business, and general aviation communities with a **more versatile, roomy, efficient and quieter aircraft.**
- Give drone developers and operators **more under-belly space** for instrumentation and sensing technology.

The DRAC is conceptualized to **accommodate different propulsion systems** depending on mission requirements, end-user preference, and economics of operation. It can be **developed as a pure electric, pure air-breathing engine or a hybrid of both.**

Key Persons – Officers and Directors

The following individuals are Officers of the Issuer. For the purposes of this section of the Disclosure, the term "Officer" includes the positions of president, vice president, secretary, treasurer, chief financial officer, comptroller, or chief accounting officer, as well as any person routinely performing similar functions.

Name: Wesley Okeke
Position: Director

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Dates: 2019-07-25 – Present

Responsibilities: Member of the Board of Directors that exercises management oversight.

Experience & Bio: Wesley graduated in Boston MA. with a BSEE. His mission has been to ensure that each entrepreneur or engineer's journey is never a lonely one. He started Fruition Tech Labs after a 20+ year career in Business Development, Marketing and Sales within technology companies based in Boston and Silicon Valley. As an Electrical engineer and having been fascinated by aircraft from the age of 10, Wesley has always dreamed of being part of a team that would develop a new aircraft. He hopes to do so with Axialnics Systems.

Name: Vincent Mbuvi

Position: President and CEO

Dates: 2019-07-25 – Present

Responsibilities: Leads the company's mission to develop, demonstrate and commercialize the DRAC concept and, Its vision to mainstream the Disc-Rotor Ducting Aircraft concept as a viable concept in manned and un-manned flight aerospace applications. Acts as the chief accounting officer of the company and chairs the board.

Experience & Bio: Vincent's passion with aerospace begun in early years developing model air-crafts in the inner cities of Nairobi, Kenya. This crystallized with a Diploma in Aeronautical Engineering from Tran-Eastern Aviation College after which he began conceptualizing the DRAC. This would be followed by a 3 year stint at Kenya Airways as an Entry Level Engineer then a leap of faith into entrepreneurship where he started and operated a furniture design and retailing business until 2014 when he migrated to the U.S.A. He holds a BEng Mechanical Engineering from the University of Sunderland UK, a MSc in Subsea Engineering from University of Houston, TX and currently enrolled for a Doctoral program in Aerospace Engineering at the University of Texas Arlington. As the DRAC inventor and Axialnics Systems Inc. founder he's leading the vision and mission to bring the concept to reality.

Name: David Kimath

Position: Vice President

Dates: 2019-07-25 – Present

Responsibilities: Holds a strategic position at the heart of governance operations within the organization and acts as a point of communication between the board of directors and company shareholders. Ensure the company complies with standard financial and legal practice and maintains high standards of corporate governance. Acts as the Company Secretary and leads administrative functions of the business.

Experience & Bio: David graduated with a BS in Psychology and a Masters of Business Administration, both from Cumberland University, Tennessee, and has worked with various non-profit and for profit organizations. For over 10 years, he has held various administrative and supervisory positions managing various departments and groups. Through coordination and team building, he has helped various organizations streamline their administrative and human resource processes to increase productivity, efficiency and customer satisfaction.

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Description of Current Capital Structure

AxialNics is a Texas C-Corp, 76% owned by Vincent Mbuvi, 0.6% by Fruition Technology Labs, and 0.2% by Simon Musyoki, Douglas Karoki and Moses Kithome, respectively. Through the LetsLaunch campaign, the issuer is seeking to raise USD$30,000-USD$250,000.

Existing Securities

The Issuer has the following existing Securities authorized and/or outstanding. Existing Securities may include preferred stock, common stock, debt securities, warrants, options or other types noted below:

Security Class	Securities Authorized	Securities Outstanding	Voting Rights
Common Stock	5,000,000	3,860,000	Yes

Existing securities do not materially limit, dilute or qualify the Securities issued in this offering. Securities reserved for issuance upon exercise or conversion (i.e. securities that have been authorized but are not outstanding), as well as convertible promissory notes, will dilute existing shareholders, including those that participate in this Offering, should they be exercised or converted.

Beneficial Owners

Below is the list of beneficial owners of 20% or more of the Issuer's outstanding equity securities, calculated on the basis of voting power, along with the percentage interest owned by each beneficial owner:

Name	Number and Class of Securities Held	Percentage Interest
Vincent Mbuvi	3,800,000	76.00%

Voting power is calculated such that it includes all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within sixty (60) days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control – as, for example, a co-trustee) they are included as being "beneficially owned".

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Other Exempt Offerings

AxialNics has not conducted any other exempt offerings conducted within the past three (3) years.

Material Terms of Indebtedness

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Vincent Mbuvi	$2,821	0%	June 2020	Shareholder advances

Certain Transactions

Unless otherwise noted in the table below, the Issuer or any entities controlled by or under common control with the Issuer have not been a party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five (5.0%) percent of the aggregate amount of capital raised by the Issuer in reliance on Regulation Crowdfunding during the preceding twelve (12) month period, including the amount the Issuer seeks to raise in the current Offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. Any director or officer of the Issuer;

2. Any person who is, as of the most recent practicable date, the beneficial owner of twenty (20.0%) percent of more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

3. If the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

4. Any immediate family member of any of the foregoing persons:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Vincent Mbuvi	Director/Beneficial owner	Capital Contribution	$3,800

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Use of Funds

	If Target Offering Amount Raised	If Maximum Offering Amount Raised
Gross Proceeds	$30,000.00	$250,000.00
Offering Expenses	$900.00	$7,500.00
Net Proceeds	$29,100.00	$242,500.00
Use of Net Proceeds	**CAD/Simulation Platforms: 56%** **DRAC Prototype-1: 15%** **R&D Engineers: 15%** **Legal/Administrative: 14%**	**CAD/Simulation Platforms: 21%** **DRAC Prototype-2 and IP: 23%** **R&D Engineers: 41%** **Accommodation & Facilities: 7%** **Legal/Administrative: 6%**

LetsLaunch charges a fee (the "Offering Expenses") that is equal to 3% of the total Offering Amount, provided that the Target Offering Amount is raised, as compensation for its services provided in connection with the Offering.

Risk Factors

Crowdfunding investments involve risk. Investors should not invest any funds in this Offering unless he or she are willing and can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of this Offering, including the merits and risks involved.

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These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure.

The securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

The list of material industry, company and investment risk factors contained herein is not intended to be exhaustive. These risk factors may make an investment in the Securities speculative and/or risky.

RISKS FOR AXIALNICS INCLUDE:

General Economic Conditions Risks

The success of a business depends in part on the economic conditions of the global economy, as well as of the country, state, city and area in which it operates. This poses a likely risk that can impact the business by placing additional strains on incoming revenue or other areas of operations. Any decline in general economic conditions, particularly overseas business travel could negatively impact financial performance.

Competition Risks

The market for aviation is competitive. Our Company will compete with other established competitors who may have more resources and funding. We compete with other businesses on the basis of the quality of our product, including applying for a patent which should differentiate and protect our technology. Some competitors have greater brand recognition, experience and/or resources. Any inability to compete successfully with established competitors could negatively impact financial performance. Our markets may be in an ever-constant state of change and development, requiring our business to keep up with changes in the market. Failure to do so can create risk for our Company because competing businesses may capitalize on the changing market and take customers. Additionally, the entrance of new competitors into the space could negatively impact financial performance.

Legal Risks

Our Company may face additional costs and challenges if presented with future legal complaints from customers, governmental authorities, regulatory bodies or agencies. Not only are there the direct costs of litigation resulting from any lawsuits or legal proceedings, but there are also risks of negative publicity and impacts to our business's image that may result in additional unanticipated costs and negative impacts to the operations and performance of the business.

Regulatory and Compliance Risks

Our Company is subject to regulatory oversight by certain governing and regulatory bodies. Furthermore, future Regulation may create limitations on how our product can be developed and

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introduced to the market. New technologies which have yet to be regulated can be adversely affected by litigation and complaints from customers or these governing and oversight bodies. Due to the uncertainties of litigation and regulatory proceedings, we cannot accurately predict the outcome or timeline of such proceedings. A negative outcome of such proceedings, including fines or other regulatory action, could negatively impact financial performance. Furthermore, negative publicity about these allegations, whether true or untrue, may negatively affect us by harming customer perceptions of our business, products or services. Because new regulations cannot always be anticipated, the additional cost of compliance with new, unforeseen regulations may also impact the future financial health of the Company.

Patent and Product Development Risks

Our Company will be applying for a patent as part of our product development. This patent may not be granted and/ or may not protect us to the extent we anticipate. Our business depends on the ability to protect these product developments. In addition, as the product is still in the design phase, there is no guarantee that the concept will perform as intended. The failure of this product or our ability to protect it could result in operational issues, negatively impact financial performance, reduce efficiency, halt operations, or result in significant, unplanned expenditures required to restore, repair, replace or upgrade the product.

Financing Risks

In order to not only begin and continue business operations, but also grow and develop the business, several expenses must be incurred, which may require additional capital or financing. As this product is still in the design phase, it is anticipated that a large amount of further financing will be required in order to bring this product to market. If the Company is unable to obtain the additional financing it needs, there is a risk that the Company could fail. Additionally, if the Company obtains such financing using debt instruments, there is a risk that the Company is unable to repay the loans under the terms of the agreements, resulting in further interest, fines, or costs that affect the Company's financial condition.

Management Risks

For effective and sustainable growth, our Company relies on proper management of finances, operations, development plans and resources. There is a risk that failure to effectively manage key areas of the business can slow or prevent growth, or even ultimately lead to poor financial performance and business failure.

Accounting and Tax Risks

Our Company relies on current accounting rules and regulations to create financial statements that provide insight into our business' financial history. Accounting rules and regulations are also used in financial statements to develop financial projections into the future. Changes to these rules or regulations can result in the Company's financial health appearing differently, and negatively impacting the public perception of the Company. In addition, our Company is subject to various taxes, which can include local, state, or federal taxes. There is a risk that the Company could miscalculate or fail to pay the correct amounts, as required by the appropriate governmental authority, or be subjected to an increased tax burden due to changes in laws or regulations. This could result in fines, interest, or additional unanticipated costs that could negatively impact the Company's financial health.

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Legal Matters

Corporate Actions of the Issuer

The Issuer may take corporate actions that impact investors in this Offering. These corporate actions may include: (i) additional issuances of securities, (ii) Issuer repurchases of securities, (iii) a sale of the Issuer or assets of the Issuer or (iv) transactions with related parties. These corporate actions may result in dilution or exit from the investment. In the case of AxialNics, the corporate actions are expected: additional issuances of securities, a sale of issuer or assets of the issuer, and/ or transactions with related parties.

Crowdfunding Eligibility

The Issuer, as well as any predecessor of the Issuer, any affiliated Issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of twenty (20.0%) percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with such a sale of Securities, or any general partner, director, officer or managing member of any such solicitor represent the following statements as true and accurate:

1. No such person has been convicted, within ten (10) years (or five (5) years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor: (i) in the connection with the purchase or sale of any security; (ii) involving the making of any false filing with the SEC; or, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2. No such person is or has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five (5) years before the filing of the information required by Section 4A(b) of the Securities Act of 1933 that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with the SEC; or, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3. No such person is or has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or offer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   a. At the time of the filing of this Disclosure bars the person from: (i) association with an entity regulated by such commission, authority, agency or officer; (ii) engaging in the

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business of securities, insurance or banking; or, (iii) engaging in savings association or credit union activities.

b. Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the ten (10) year period ending on the date of the filing of this Disclosure.

4. No such person is or has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure: (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (ii) places limitations on the activities, functions or operations of such person; or, (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

5. No such person is or has been subject to any order of the SEC entered within five (5) years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act of 1933, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any rule of regulation thereunder; or, (ii) Section 5 of the Securities Act of 1933.

6. No such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7. No such person filed (as a registrant of Issuer) or was named as an underwriter in any registration statement or Regulation A offering statement filed with the SEC that, within five (5) years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and no such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension should be issued.

8. No such person is or has been subject to a United States Postal Service false representation order entered within five (5) years before the filing of the information required by Section 4A(b) of the Securities Act, and no such person at the time of filing this offering statement, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representation.

These statements must be true and accurate to be eligible to raise funds under Rule 503 of Regulation Crowdfunding or to rely on the exemption under Regulation Crowdfunding.

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Dilution

An investor's ownership resulting from the purchase of the Securities described in this Disclosure could be diluted should the Issuer issue additional shares. In other words, when the Issuer issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. In this scenario, you will own a smaller piece of a larger Company. This increase in the number of shares outstanding could result from a stock offering, employees exercising stock options or by the conversion of certain securities, including convertible promissory notes, convertible bonds, preferred shares or warrants, into common stock. If the Issuer decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

Governing Law

Each SA and the Securities will be governed by the laws of the State of Texas.

LetsLaunch Assessment

LetsLaunch conducts a "bad actor check" on officers, directors and beneficial owners of twenty (20.0%) percent or more of the voting securities in the Issuer. LetsLaunch does not otherwise pass upon the terms, including the merits and risks, of any Offering or Issuer of Securities on the Portal. In making an investment decision, prospective investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks. An investor should not invest any funds in this Offering unless he or she is willing and can afford to lose his or her entire investment.

Minority Ownership Rights

By purchasing the Securities, investors will become holders of minority ownership in the Issuer. Rights of minority holders will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Issuer, including additional issuance of securities, Issuer repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Minority holders will have no influence on the corporate actions or operations of the Issuer. With any minority investment in a private company, an investor should be able to bear a complete loss of their investment.

Modification of Terms

Investors may not modify the terms of the investment set forth in the SA. The SA may only be modified with the consent of all investors and the Issuer.

Tax Considerations

The Issuer intends to treat the Securities as equity instruments for U.S. Federal income tax purposes. The Issuer is responsible for timely preparation and distribution of required tax documents to investors (e.g. Schedule K-1). Investors should seek advice from a tax professional to understand the tax implications of an investment in the Securities offered and sold in this Offering.

Valuation

Before making an investment decision, an investor should carefully consider the valuation contained in the terms of this Offering. Such valuation may not be accurate and investors should determine their own

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independent value of the Issuer prior to investing. There are several ways to value a company. None of them are perfect and all involve certain assumptions, especially for early-stage companies with little operational or financial history. While not an exhaustive list, valuation methodologies include:

1. Book Value – investors can determine a book value of the Issuer using the company's financial statements, usually by looking at the company's balance sheet. However, the balance sheet generally records assets at cost (the price paid for the asset) and may not take into account whether the assets have increased or decreased in value over time. Some intangible assets such as intellectual property or patents may not appear on the balance sheet, despite their value.

2. Discounted Cash Flows – the Issuer expects to generate positive cash flows (earnings) at some point in the future. This earnings stream can be valued, in present value terms (i.e. the value of those cash flows in today's dollars), by discounting the cash flows by an assumed rate of return.

3. Liquidation Value – this is the amount for which the company or the assets of the company can be sold, minus any debts and liabilities owed.

Different valuation methods will produce a different answer as to what a given investment is worth. Investors may also utilize different assumptions about the company's business and its market. Future investors (including people seeking to acquire the Company) may also value the company or its assets differently than a current or prospective investor. These and other valuation methods may be used to value the Issuer should the Issuer decide to issue additional Securities in another Offering in the future.

Ongoing Reporting

Companies that have raised money via Regulation Crowdfunding must provide certain information to both the SEC and its investors. Receiving regular company updates is an important part of being an investor and monitoring the progress of the company and your investment. The Issuer will file a report electronically with the SEC annually, as well as distribute the report to its investors, no later than one hundred twenty (120) days after the end of each fiscal year covered by the report.

Once posted, the annual report is available by email, or by USPS certified mail by request.

The Issuer will continue to comply with the ongoing reporting requirements until:

1. The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2. The Company has filed at least three (3) annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed ten million dollars ($10,000,000.00);

3. The Company has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record;

4. The Company or another party repurchases all of the Securities issued in reliance on Regulation Crowdfunding, including any payment in full of debt securities or any complete redemption of redeemable securities; or

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5. The Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding. Regardless of ongoing reporting requirements per SEC rules, LetsLaunch encourages Issuers on the Portal to provide quarterly updates to investors.

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Financial Statements

Overview of Financials

Please see Appendix A for Issuers financial statements.

Summary Financial Statements

PROFIT AND LOSS (INCOME STATEMENT):

	PRIOR FISCAL YEAR-END	MOST RECENT FISCAL YEAR-END
TOTAL REVENUE / GROSS SALES	$ 0	$ 0
COST OF GOODS SOLD	$ 0	$ 0
EBITDA	$ 0	$ 0
TAXES PAID	$ 0	$ 0
NET INCOME	$ 0	$ 0

BALANCE SHEET INFORMATION:

	PRIOR FISCAL YEAR-END	MOST RECENT FISCAL YEAR-END
CASH & CASH EQUIVALENTS	$ 0	$ 0
ACCOUNTS RECEIVABLE	$ 0	$ 0
TOTALS ASSETS	$ 0	$ 0
SHORT-TERM DEBT	$ 0	$ 0
LONG TERM DEBT	$ 0	$ 0

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Appendix A – Detailed Financial Statements

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